UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
000-23092

CUSIP NUMBER
6356 3H 109

(Check one):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
☒ Form 10-Q	☐ Form 10D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

NATIONAL DENTEX CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

526 Boston Post Road
Address of Principal Executive Office (Street and Number)

Wayland, Massachusetts 01778
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In the course of finalizing its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2005 (the “Third Quarter Form 10-Q”), the registrant became aware that effective July 1, 2004 companies incorporated in Massachusetts became subject to Chapter 156D of the Massachusetts Business Corporation Act, provisions of which eliminate the concept of treasury stock and provide that shares reacquired by a company are to be treated as authorized but unissued shares. As a result of this change in law, the registrant will reclassify for the balance sheets to be presented shares previously classified as treasury shares as a reduction to issued shares of common stock, and accordingly, will adjust the stated value of common stock and paid in capital. The registrant could not complete this process within the prescribed time period applicable to it as an “accelerated filer,” as defined in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, without unreasonable effort or expense.
As of the date of this filing, the registrant’s management is not aware of any material weaknesses over the design or operating effectiveness of internal controls over financial reporting.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard F. Becker, Jr.	508	358-4422
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
National Dentex Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2005	By:	/s/ Richard F. Becker, Jr.
Richard F. Becker, Jr.
		Title:	Vice President-Treasurer, Chief Financial Officer and Assistant Clerk